Exhibit 99.(d)(17)

PROTECTIVE    LIFE     INSURANCE    COMPANY        [ P. O. BOX 1928            BIRMINGHAM,     ALABAMA      35201-1928 ]

PROTECTED LIFETIME INCOME BENEFIT RIDER

We are amending the Contract to which this Rider (“this Rider/the Rider”) is attached to add a Protected Lifetime Income Benefit (the "Benefit"). The terms and conditions in this Rider supersede any conflicting provision in the Contract beginning on the Rider Effective Date and continuing until the Rider is terminated. Contract provisions not expressly modified by this Rider remain in full force and effect.

RIDER SCHEDULE

Contract #	[ VA10000001 ]

Owner 1 Name:	[ John Doe ]

Rider Effective Date	[ February 1, 2023 ]

Rider Purchase Age Limits:	We will not issue a Rider with the Benefit described herein if any Owner or Annuitant is younger than Age [ 55 ] or older than Age [ 80 ].

Annual Benefit Cost on the Rider Effective Date:	[ 1.50% ] (Guaranteed for the first fee calculation date after the Rider Effective Date. May be changed as described in the Rider's “Benefit Cost” provision, subject to the Maximum Annual Benefit Cost shown below.)

Maximum Annual Benefit Cost:	[2.20% ]

Initial Benefit Base:	[ $100,000.00 ]

Maximum Benefit Base:	[$5,000,000.00 (5 million dollars)]

Limitations on Additional Purchase Payments:

In addition to the specific Purchase Payment limitations shown on the Contract's Schedule, while this Rider remains in effect we will not accept any Purchase Payment we receive on or after the earlier of:

a)     the [ 2nd ] anniversary of the Rider Effective Date; or,

b)    the Benefit Election Date.

Contract Allocation Restrictions on the Rider Effective Date:

[ Before the Benefit Election Date, your entire Contract allocation must either:

a)    be [100]% to a single permissible Pre-Selected Allocation Options; or,

b)    be [100]% to a single permissible Individual Option; or,

c)    meet the following Allocation by Investment Category (“AIC”) guidelines:

• At least [ 10% ] must be allocated to Category [1] [(Conservative)];

• Not more than [ 90% ] may be allocated to Category [2] [(Moderate)];

• Not more than [ 40% ] may be allocated to Category [3] [(Aggressive)]; and

• No Contract Value may be allocated to Category [4] [(Not Permitted)].]

[On and after the Benefit Election Date, your entire Contract allocation must either:

a)    be [100]% to a single permissible Pre-Selected Allocation Options; or,

b)    be [100]% to a single permissible Individual Option; or,

c)    meet the following Allocation by Investment Category (“AIC”) guidelines:

• At least [ 35% ] must be allocated to Category [1] [(Conservative)];

• Not more than [ 65% ] may be allocated to Category [2] ([Moderate)];

• Not more than [ 25% ] may be allocated to Category[ 3] [(Aggressive)];

• No Contract Value may be allocated to Category [4] [(Not Permitted)].]

Permissible Pre-Selected Allocation Options, permissible Individual Options, and Investment Options in each AIC category as of the Rider Effective Date are shown in the “Investment Options Table” at the end of this rider.

Roll-Up Percentage:	[ 7.00% ] (FOR CALCULATION OF ROLL-UP VALUES DURING ROLL-UP PERIODS PRIOR TO THE BENEFIT ELECTION DATE)

[ Minimum Contract Value for Roll-Up:	If on any Contract Anniversary for which a Roll-Up Value is being calculated, the Contract Value is less than [ 50% ] of the Benefit Base immediately prior to that Contract Anniversary, the roll-up amount is $0. ]

Review Date:	[ The Review Date is based on the Rider Effective Date and is the same day of the month in [ three ] month intervals. ]

[ Portfolio Rebalancing:	We rebalance the Variable Account Value to the current Contract allocation semi-annually based on the Rider Effective Date, unless you instruct us to rebalance quarterly or annually. ]

ICC24-VDA-P-6094	1	[ Marketing Name 03/25 ]

[PROTECTED LIFETIME INCOME BENEFIT OPTIONS].

[ONLY ONE OPTION MAY BE SELECTED AT TIME OF BENEFIT ELECTION]

[ [Option 1]

[Standard] [Option]- Age-based Withdrawal Percentages to calculate Annual Withdrawal Amounts are guaranteed for the Life of the Contract

Withdrawal Percentages for the [Standard ] [Option]

(FOR CALCULATION OF ANNUAL WITHDRAWAL AMOUNTS ON AND AFTER THE BENEFIT ELECTION DATE)

[Age of Covered Person on the [Benefit Election] Date	Covered Person	Age of Covered Person on the [Benefit Election] Date	Covered Person ]
[ 59 ½	4.00%	78	5.95%
60	4.00%	79	6.00%
61	4.20%	80	6.05%
62	4.40%	81	6.10%
63	4.60%	82	6.15%
64	4.80%	83	6.20%
65	5.00%	84	6.25%
66	5.15%	85	6.30%
67	5.25%	86	6.35%
68	5.35%	87	6.40%
69	5.45%	88	6.45%
70	5.55%	89	6.50%
71	5.60%	90	6.55%
72	5.65%	91	6.55%
73	5.70%	92	6.55%
74	5.75%	93	6.55%
75	5.80%	94	6.55%
76	5.85%	95	6.55%]
77	5.90%

[If this option is elected and the Contract Value drops below $0 after the Benefit Election Date, due to a non-excess withdrawal, negative investment performance, and/or deduction of any charges or fees we will pay the Benefit under this rider as follows: a) we will pay the remaining Annual Withdrawal Amount not yet withdrawn in the current Contract Year, if any, in a lump sum; and b) we will establish the Annuity Date on the next Contract Anniversary and will begin monthly fixed annuity income payments for the life of the Covered Person in an amount equal to the Annual Withdrawal Amount as of the Annuity Date divided by 12, less an adjustment for any applicable premium tax. On and after the date the Contract Value is reduced to $0, no death benefit is payable, no other Annuity Options are available, and the Annual Withdrawal Amount will not change.] ]

ICC24-VDA-P-6094	2	[ Marketing Name 03/25 ]

[ [Option 2]

[Advance [10] Option]- Age based Withdrawal Percentages for calculation of Annual Withdrawal Amounts are guaranteed for the first [10] Years, (the “[Guaranteed Period]”) after the Benefit Election Date. After expiration of the [Guaranteed Period], [Lifetime] age-based Withdrawal Percentages, as shown below, will be used to calculate Annual Withdrawal Amounts. These [Lifetime] age-based Withdrawal Percentages are guaranteed for the life of the contract.

Withdrawal Percentages for the [ Advance[10]] [Option 2] with [10] Year [Guaranteed Period]

(FOR CALCULATION OF ANNUAL WITHDRAWAL AMOUNTS ON AND AFTER THE BENEFIT ELECTION DATE)

Covered Person

[Age of Covered Person on the [Benefit Election] Date	[Guaranteed Period] [Advance] Withdrawal Percentage	[Lifetime] Withdrawal Percentage]
[59.5 / 60	7.50%	3.75%
61	7.60%	3.80%
62	7.70%	3.85%
63	7.80%	3.90%
64	7.90%	3.95%
65	8.00%	4.00%
66	8.10%	4.05%
67	8.20%	4.10%
68	8.30%	4.15%
69	8.35%	4.20%
70	8.40%	4.25%
71	8.45%	4.30%
72	8.50%	4.35%
73	8.55%	4.40%
74	8.60%	4.45%
75	8.65%	4.50%
76	8.70%	4.55%
77	8.75%	4.60%
78	8.80%	4.65%
79	8.85%	4.70%
80	8.90%	4.75%
81	8.95%	4.80%
82	9.00%	4.85%
83	9.05%	4.90%
84	9.10%	4.95%]

[Advance [10] Option not available if the [Younger] Covered Person is [85] years old or older on the Benefit Election Date.]

[If this option is elected and the Contract Value drops below $0 after the Benefit Election Date due to a non-excess withdrawal, negative investment performance, and/or deduction of any charges or fees, we will pay the Annual Withdrawal Amount for the remaining Guaranteed Period, whereafter the [Lifetime] Withdrawal Percentages, as shown in the table above, will be used to calculate Annual Withdrawal Amounts]. ]

ICC24-VDA-P-6094	3	[ Marketing Name 03/25 ]

PROTECTED LIFETIME INCOME BENEFIT

This Rider is issued after the Contract’s prior Protected Lifetime Income Benefit Rider terminated, pursuant to the following provision in that prior rider:

"Spousal Continuation After the Benefit Election Date – The surviving spouse of a sole Covered Person who, pursuant to the Contract's “Payment of the Death Benefit” provision, continues the Contract may at that time also purchase a new Rider using the RightTime Option, if we are offering one at that time. The surviving spouse must meet the Rider Purchase Age Limits in effect on the date the new Rider is purchased. Only the surviving spouse is eligible to be a Covered Person under the new Rider, and the Rider will terminate upon the death of that Covered Person."

Subject to the terms and conditions of this Rider, beginning on the Benefit Election Date, and subject to the conditions of the Protected Lifetime Income Benefit Option selected, and continuing on each Contract Anniversary thereafter during the lifetime of the Covered Person, you may take aggregate annual withdrawals from the Contract that do not exceed the Annual Withdrawal Amount regardless of the Contract Value at the time of withdrawal.

DEFINITIONS

Annual Withdrawal Amount: The maximum amount that may be withdrawn from the Contract each Contract Year after the Benefit Election Date without reducing the Benefit Base. The Annual Withdrawal Amount may differ by Protected Lifetime Income Benefit Option.

Benefit Base: The amount determined according to the terms of this Rider and used to calculate the Annual Withdrawal Amount and the monthly fee. The Benefit Base may not exceed the Maximum Benefit Base shown on the Rider Schedule.

Benefit Election Date: The date as of which we first calculate the Annual Withdrawal Amount and the date on which guaranteed withdrawals may begin.

Benefit Period: The period of time between the Benefit Election Date and the earlier of the Annuity Date or the Rider termination date.

Covered Person: The person upon whose life the benefits of this Rider are based. Only the surviving spouse who continued the Contract pursuant to its “Payment of the Death Benefit” provision and who at that time purchased this Rider (as described in this Rider’s introductory provision) may be the Covered Person. On and after the Benefit Election Date, the Covered Person must be named as the Annuitant.

Guaranteed Period: The number of years that the Age based Withdrawal Percentages for calculation of Annual Withdrawal Amounts are guaranteed for.

Protected Lifetime Benefit Option(s): The option(s), if any, shown on the Rider Schedule, as may be offered by the company at the time of the Rider Effective Date.

RightTime® Option: The option to purchase the current version of the Benefit after the Contract's Issue Date, if we are offering one at that time.

ICC24-VDA-P-6094	4	[ Marketing Name 03/25 ]

BENEFIT COST AND FEES

Benefit Cost – On the Rider Effective Date, the Annual Benefit Cost ("Benefit Cost") as a percentage of the Benefit Base is shown in the Rider Schedule. We have the right to change the Benefit Cost at any time after the first fee calculation date. Any such change will apply on a nondiscriminatory basis to all contracts of the same actuarial class. If the rider terminates, all costs and fees will terminate.

A “fee calculation date” is the Valuation Period that includes the same day of the month as the Contract’s Issue Date, or the last Valuation Period of the month if that date does not occur during the month. The Benefit Cost as a percentage of the Benefit Base will never exceed the Maximum Annual Benefit Cost shown on the Rider Schedule. We will notify you of the new Benefit Cost in writing at the address contained in our records not less than 30 days prior to the date on which the new Benefit Cost becomes effective.

You may avoid changes in the Benefit Cost. We must receive your instructions declining the change before the Valuation Period during which the new Benefit Cost becomes effective. However, if you decline a Benefit Cost change, each Step-Up Value that follows will equal $0, which may also limit future annual Benefit Base increases based on the Roll-Up Value.

Monthly Fee – Beginning on the first fee calculation date following the Rider Effective Date and continuing monthly until the Benefit terminates, we will calculate the fee for this Rider and deduct that amount from the Contract Value. The fee for the rider may differ for each Protected Lifetime Benefit Option and is as shown on the Rider Schedule.

We calculate the monthly fee in arrears by multiplying the monthly equivalent of the Benefit Cost by the Benefit Base as of the fee calculation date, using the formula below:

Monthly Fee = [1 – (1 – Benefit Cost)1/12] x Benefit Base as of the calculation date.

Deducting the Monthly Fee – We deduct the monthly fee as of the Valuation Period immediately following the Valuation Period during which it was calculated. The monthly fee is deducted from the Investment Options in the same proportion that the value of each bears to the total Contract Value on that date. Deduction of the monthly fee will not reduce the Benefit Base or the Annual Withdrawal Amount.

THE BENEFIT BASE

The Benefit Base is used for calculation purposes only and does not represent accessible Contract Value. The Benefit Base cannot be withdrawn in a lump sum and is not payable as a death benefit.

Determining the Benefit Base –The initial Benefit Base is equal to the Contract Value on the Rider Effective Date. Thereafter, we increase the Benefit Base dollar-for-dollar for Purchase Payments credited to the Contract before the Limitation of Purchase Payments period as shown on the Schedule Page. We reduce the Benefit Base pro-rata for each withdrawal before the Benefit Election Date. The pro-rata reduction for each withdrawal is the amount that reduces the Benefit Base in the same proportion that the amount deducted from the Contract Value to satisfy the withdrawal request reduced the Contract Value as of the Valuation Period during which the withdrawal was deducted.

ICC24-VDA-P-6094	5	[ Marketing Name 03/25 ]

Benefit Base Increases: Reset Dates – On each Contract Anniversary after the Rider Effective Date, we compare the Benefit Base to the Highest Step-Up Value and the Roll-Up Value, if one is calculated. The greatest of these will become the new Benefit Base as of that Contract Anniversary. If the new Benefit Base equals the Highest Step-Up Value, that Contract Anniversary is called a “reset date”.

Step-Up Value and Highest Step-Up Value. On each Review Date, we calculate a Step-Up Value. The “Step-Up Value” is equal to the Contract Value as of that Review Date. However, if you have declined a Benefit Cost change, each Step-Up Value that follows will be deemed to be $0.

Review Dates occur at the frequency described in the Rider Schedule. If any Review Date is not a Valuation Date, we will calculate the Step-Up Value as of the next Valuation Period. If, however, a Review Date does not occur during a month, we will calculate that Step-Up Value as of the prior Valuation Period.

The “Highest Step-Up Value” is the largest Step-Up Value since the later of the Rider Effective Date or the prior Contract Anniversary, reduced pro rata for withdrawals made since the Review Date on which the Highest Step-Up Value occurred. The pro-rata reduction for each withdrawal is the amount that reduces the Highest Step-Up Value in the same proportion that the amount deducted from the Contract Value to satisfy the withdrawal request reduced the Contract Value as of the Valuation Period during which the withdrawal was deducted.

Roll-Up Value. We calculate a Roll-Up Value only on Contract Anniversaries that occur during a “roll-up period”, as described below. The Roll-Up Value on any such Contract Anniversary is equal to:

1)	the Benefit Base as of the Valuation Period immediately before the Contract Anniversary; plus

2)	the roll-up amount on that Contract Anniversary.

Generally, the “roll-up amount” on a Contract Anniversary is equal to the Benefit Base on the later of the Rider Effective Date or the prior Contract Anniversary reduced pro rata (as described in the “Determining the Benefit Base” provision) for withdrawals made since that date, multiplied by the applicable Roll-Up Percentage shown on the Rider Schedule.

Roll-Up Period. The roll-up period starts on the Rider Effective Date and ends on the first reset date, if any, or the 10th Contract Anniversary after the Rider Effective Date if no reset date occurs before then. (No reset dates can occur after you decline a Benefit Cost change because each Step-Up value thereafter will be $0.) One or more subsequent roll-up periods may occur, but only as described below:

1)	If a roll-up period ends because a reset date occurred, a subsequent roll-up period will start immediately.

2)	If a roll-up period ends on the 10th Contract Anniversary after it started, and if that Contract Anniversary is a reset date, a subsequent roll-up period will start immediately. If that Contract Anniversary is not a reset date, no subsequent roll-up period will start until the next reset date, if any.

3)	A subsequent roll-up period ends on the next reset date, if any, or the 10th Contract Anniversary after the subsequent roll-up period started if no reset date occurs before then.

No roll-up period can extend beyond the earlier of: a) the 20th Contract Anniversary after the Rider Effective Date; or b) the Benefit Election Date. A roll-up period ends if this Rider terminates.

ICC24-VDA-P-6094	6	[ Marketing Name 03/25 ]

THE BENEFIT PERIOD

Establishing the Benefit Election Date – You must establish the Benefit Election Date to start the Benefit Period and access the guaranteed withdrawals provided by this Rider. To establish the Benefit Election Date, you must notify us that you are doing so, instruct us to calculate the initial Annual Withdrawal Amount, and (if we request it) provide proof of Age for the Covered Person. You must also change the Annuitant (if necessary) so that she or he is a Covered Person.

You must also change your Contract allocation (if necessary) so that it complies with any Contract allocation restrictions that may apply on and after the Benefit Election Date.

The Benefit Election Date may not be earlier than the date on which the Covered Person attains the lowest age in the “Withdrawal Percentages” section of the Rider Schedule, nor later than the Annuity Date.

If the Rider Schedule contains a provision that requires Portfolio Rebalancing, we will rebalance the Variable Account Value to the current Contract allocation on the Benefit Election Date. Automatic Withdrawals established prior to the Benefit Period terminate as of the Benefit Election Date.

Individuals Eligible to be Named as a Covered Person – Only the surviving spouse who continued the Contract pursuant to its “Payment of the Death Benefit” provision and who at that time purchased this Rider (as described in this Rider’s introductory provision) may be the Covered Person, and only if he or she is alive on the Benefit Election Date.

Calculating the Annual Withdrawal Amount – The Annual Withdrawal Amount is equal to the Benefit Base as of the date the Annual Withdrawal Amount is being calculated, multiplied by the applicable Withdrawal Percentage shown on the Rider Schedule for the Protected Income Lifetime Benefit Option selected.

The initial Annual Withdrawal Amount is calculated as of the Benefit Election Date. Thereafter, we re-calculate the Annual Withdrawal Amount only on Contract Anniversaries, and only if the Benefit Base (or the applicable withdrawal percentage, if the Rider Schedule shows that it varies based on the Covered Person’s age on the calculation date) changed since the Annual Withdrawal Amount was last calculated.

Accessing the Annual Withdrawal Amount – During the Benefit Period, you may request withdrawals individually or instruct us to send you specific amounts periodically. Your request must include all the information (that we request) necessary for us to remit the requested amounts. This includes (if we request it) proof that the Covered Person is alive on the withdrawal date.

Withdrawals made during the Benefit Period reduce the Contract Value and the death benefit in the same manner as withdrawals made prior to the Benefit Election Date. We do not assess applicable surrender charges, if any, on aggregate withdrawals during a Contract Year that do not exceed the Annual Withdrawal Amount. However, withdrawals count against any free withdrawal amounts that would otherwise be available.

The Annual Withdrawal Amount is not cumulative. You may take the entire Annual Withdrawal Amount each Contract Year, but if you do not, the remaining portion does not carry forward. During the Benefit Period, aggregate withdrawals in any Contract Year that do not exceed the Annual Withdrawal Amount do not reduce the Benefit Base.

ICC24-VDA-P-6094	7	[ Marketing Name 03/25 ]

Excess Withdrawals – During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an excess withdrawal. We will not recalculate the Annual Withdrawal Amount until the next Contract Anniversary, so any subsequent withdrawal taken that Contract Year is also an excess withdrawal. We assess applicable surrender charges, if any, on excess withdrawals. If any portion of any requested withdrawal would be an excess withdrawal, we will not process the request until you have been notified of the excess amount and we provide you the opportunity to reduce or cancel the request.

Each excess withdrawal results in an immediate reduction of the Benefit Base. If, immediately after the excess withdrawal, the Contract Value minus any non-excess portion of the withdrawal is greater than the Benefit Base, we reduce the Benefit Base by the amount of the excess withdrawal including applicable surrender charges, if any. Otherwise, we reduce the Benefit Base by the same proportion that the excess withdrawal including applicable surrender charges, if any, reduced the Contract Value as of the Valuation Period during which the excess withdrawal request was processed.

Because the Benefit Base is used to calculate Annual Withdrawal Amounts, reduction of the Benefit Base due to excess withdrawals could reduce future Annual Withdrawal Amounts by more than the dollar amount of the excess withdrawals.

If you have instructed us to send you all or a portion of the Annual Withdrawal Amount periodically in specific amounts, an excess or unscheduled withdrawal automatically terminates those periodic withdrawals. If any Contract Value remains after the excess withdrawal, you may instruct us to resume sending periodic withdrawals to you beginning on the next Contract Anniversary based on the recalculated Annual Withdrawal Amount.

Reduction of the Contract Value to $0 After the Benefit Election Date – If an excess withdrawal including applicable surrender charges, if any, reduces the Contract Value to $0, the Contract will terminate as of that date.

If after the Benefit Election Date, a non-excess withdrawal, negative investment performance, and/or deduction of any charges or fees reduces the Contract Value to $0, we will pay the Benefit under this Rider for each Protected Income Lifetime Benefit Option as shown on the Rider Schedule as follows:

1)	we will pay the remaining Annual Withdrawal Amount not yet withdrawn in the current Contract Year, if any, in a lump sum; and

2)	we will establish the Annuity Date on the next Contract Anniversary and will begin fixed annuity income payments for the life of the Covered Person.

Each income payment will equal the Annual Withdrawal Amount as of the Annuity Date divided by the number of payments due per year, less an adjustment for any applicable premium tax. The number of payments due per year will depend on the payment mode. If an automatic withdrawal program was in place as of the date the Contract Value was reduced to $0, the income payments will follow the same mode (monthly, quarterly, semi-annually, or annually) as the automatic withdrawals. If no automatic withdrawal program was in place and we do not receive your request for a specific payment mode by the Annuity Date, we will make monthly income payments.

On and after the date the Contract Value is reduced to $0, no death benefit is payable, no other Annuity Options are available, and the Annual Withdrawal Amount will not change.

ICC24-VDA-P-6094	8	[ Marketing Name 03/25 ]

Required Minimum Distributions – Withdrawals in excess of the Annual Withdrawal Amount are permitted to satisfy required minimum distributions (RMD) under Internal Revenue Code Section 401(a)(9) as they apply to amounts attributable to the Contract.

These withdrawals will not be treated as excess withdrawals under this Rider provided:

1)	you notify us in writing at the time you request the withdrawal that it is intended to satisfy RMD requirements; and,

2)	we calculate the RMD amount based solely on the applicable end-of-year value of this Contract.

The timing and amount of the non-excess RMD withdrawal we permit from this Contract may be more restrictive than allowed under IRS rules and may not satisfy the annual RMD requirements for all of the tax-qualified contracts you own.

Death of a Covered Person After the Benefit Election Date – This Rider terminates upon the Covered Person's death.

Establishing the Benefit Election Date on the Maximum Annuity Date – If this Rider is in force on the Maximum Annuity Date and you have not previously established the Benefit Election Date, it will be established for you, as follows:

1)	the Benefit Election Date, and the calculation date for the Annual Withdrawal Amount, will be the Maximum Annuity Date; and

2)	the Annual Withdrawal Amount will be calculated using the applicable Withdrawal Percentage shown on the Rider Schedule based on the Covered Person's life. The Covered Person will become the sole Annuitant as of the Maximum Annuity Date if she or he was not already so named.

This provision does not apply if you established the Benefit Election Date prior to the Maximum Annuity Date.

Additional Annuity Option as of the Maximum Annuity Date – If this Rider is in force on the Maximum Annuity Date, in addition to the other Annuity Options available to you under the Contract, you may select the "Annual Withdrawal Amount" Annuity Option that will pay monthly payments for the life of the Covered Person equal to the Annual Withdrawal Amount as of the Maximum Annuity Date divided by 12, less an adjustment for any applicable premium tax. This "Annual Withdrawal Amount" Annuity Option is available whether or not the Contract Value applied to the option is sufficient to support the payments.

If you have not selected an Annuity Option, we will start sending monthly fixed annuity income payments one month after the Maximum Annuity Date. Payments will be an amount equal to the greater of:

1)	the Annual Withdrawal Amount as of the Maximum Annuity Date divided by 12, less an adjustment for any applicable premium tax. If this is the monthly payment amount, it will be paid for the life of the Covered Person.

2)	the results of applying the Contract Value as of the Valuation Period that includes the Maximum Annuity Date plus any applicable Annuity Option bonus, less any applicable premium tax, to Annuity Option B with a monthly payment mode and a 10-year Certain Period based on the life of the Covered Person. If this is the monthly payment amount, it will be paid for the life of the Covered Person, or for 10 years, whichever is longer.

ICC24-VDA-P-6094	9	[ Marketing Name 03/25 ]

If you have selected an Annuity Option, we will distribute the entire interest in the Contract according to the Annuity Option you have selected.

Annuity Date Prior to the Maximum Annuity Date – If you select an Annuity Date that occurs before the Maximum Annuity Date, the Contract Value as of the Valuation Period that includes the Annuity Date, less any applicable premium tax, may be taken in a lump sum, or that amount may be applied as described in the Contract's “ANNUITY INCOME PAYMENTS” section. The "Annual Withdrawal Amount" Annuity Option, described in the provision above, is not available.

GENERAL PROVISIONS

Restrictions on Allocation, Transfer and Withdrawal of Contract Value – While this Rider is in force, your Contract allocation is restricted according to the “Contract Allocation Restrictions on the Rider Effective Date” section of the Rider Schedule. These restrictions may vary depending on whether or not you have established the Benefit Election Date.

These restrictions may include Allocation by Investment Category (“AIC”) guidelines, which divide Investment Options into categories and specify the range of percentages that must be allocated to each category. Within each category, you select the Investment Options and amounts allocated to them, provided the total percentage in each category is not less than the minimum required, nor more than the maximum permitted. The AIC guideline categories and percentage ranges on the Rider Effective Date are shown on the Rider Schedule if applicable.

Permissible Pre-Selected Allocation Options, permissible Individual Options, and Investment Options in each AIC category as of the Rider Effective Date are shown in the “Investment Options Table” at the end of this Rider.

We may change the Contract allocation restrictions from time to time by notifying you in writing at the address contained in our records. We will not require you to re-allocate your Contract Value due to a change in those guidelines. We will continue to apply Purchase Payments you remit without allocation instructions, and process automatic transfers that facilitate dollar cost averaging, according to the Contract allocation established before the change.

However, allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value among the Investment Options will change the Contract allocation as of the Valuation Period during which we receive the instruction and must comply with the Contract allocation restrictions in effect at that time. Anytime the Contract allocation changes, we re-allocate the Contract Value according to the new Contract allocation.

Purchase Payments applied to the Contract, and transfers that facilitate dollar cost averaging after that date, will be made according to that Contract allocation until you send a subsequent instruction that changes the Contract allocation and that satisfies the Contract allocation restrictions then in effect.

In addition to the re-allocation of Contract Value that occurs each time the Contract allocation is changed, you may instruct us to rebalance the Variable Account Value to the current Contract allocation quarterly, semi-annually, or annually.

Amounts deducted from the Contract Value to satisfy a withdrawal request are deducted from the Investment Options in the same proportion that the value of each bear to the total Contract Value on that date.

ICC24-VDA-P-6094	10	[ Marketing Name 03/25 ]

Reports – While this Rider is in effect, the statements we provide under the Contract's “Reports” provision will include information for the statement period regarding the Benefit Cost, the Benefit Base, and (during the Benefit Period) any available Annual Withdrawal Amount. Prior to the Benefit Election Date, you may contact the Company at any time for information about the Annual Withdrawal Amount based on specified assumptions regarding the age of the Covered Person, the Benefit Election Date, and the Benefit Base.

Termination – This Rider, every benefit it provides, and deduction of the monthly fee terminate as of the Valuation Period during which any of the following 8 events first occur.

1)	We receive your instruction to:

a)	allocate any purchase payment; or

b)	dollar cost average; or

c)	transfer any Contract Value; or

d)	deduct any withdrawal

in a manner inconsistent with the Contract allocation restrictions or other provisions of this Rider.

2)	We receive your instruction to stop Portfolio Rebalancing (if the Rider Schedule contains a provision that requires Portfolio Rebalancing).

3)	We receive your instruction to terminate this Rider more than 10 years after its Rider Effective Date.

4)	We receive your instruction to add, remove, or change a Covered Person after the Benefit Election Date.

5)	We receive your instruction to change the Annuitant to someone other than a Covered Person after the Benefit Election Date.

6)	The Covered Person dies.

7)	The Contract Value is applied to an Annuity Option.

8)	The Contract to which this Rider is attached is surrendered or otherwise terminated.

We will notify you in writing that the Rider has terminated and identify the cause.

Reinstatement – If this Rider terminates as a result of an action described in Items 1, 2, 4, or 5 of the “Termination” provision, you may reinstate it within 30 days unless a Purchase Payment was applied to the Contract since the Rider termination date.

We must receive your request for reinstatement along with instructions that correct the action that caused the termination within 30 days of this Rider's termination date. We will deduct any fees and make any other adjustments that were scheduled during the period of termination so that after the reinstatement, the Contract and this Rider will be as though the termination never occurred.

Signed for the Company and made a part of the Contract as of the Rider Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

ICC24-VDA-P-6094	11	[ Marketing Name 03/25 ]